OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Orthovita, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68750U102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68750U102

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Essex Woodlands Health Ventures Fund VII, L.P. -- - I.R.S. # 20-4618261

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5.	SOLE VOTING POWER

NUMBER OF		9,469,697

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,469,697

WITH:	8.	SHARED DISPOSITIVE POWER

		None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,469,697

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item1(a)	Name of Issuer:

Orthovita, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

77 Great Valley Parkway, Malvern, PA 19355

Item 2(a)	Name of Person Filing:

Essex Woodlands Health Ventures Fund VII, L.P. (“Essex”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

21 Waterway, Suite 225, The Woodlands, Texas 77380

Item 2(c)	Citizenship:

Essex is a limited partnership formed in the state of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number

68750U102

Item 3	Not applicable.

Item 4	Ownership

(a) and (b)	Essex beneficially owns 9,469,697 shares, or 12.6%, of the outstanding shares of common stock of the Issuer as of December 31, 2007. This percentage ownership is based on 75,065,752 shares outstanding as of November 1, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2007.

(c)	Essex has sole power to vote or to direct the vote of 9,469,697 shares of common stock, sole power to dispose or to direct the disposition of 9,469,697 shares of common stock, shared power to vote or to direct the vote of no shares of common stock and shared power to dispose or to direct the disposition of no shares of common stock.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification

Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2008	ESSEX WOODLANDS HEALTH
VENTURES FUND VII, L.P.

	By:	Essex Woodlands Health Ventures VII,
L.P., its general partner

	By:	Essex Woodlands Health Ventures VII,
L.L.C., its general partner
	By:	/s/ Mark Pacala
	Name:	Mark Pacala
	Title:	Manager